Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to "Tiendas 3B," the "Company," "we," "our," "us" and similar terms are to BBB Foods Inc., together with its consolidated subsidiaries. The term "Mexican peso" and the symbol "Ps." refer to the legal currency of Mexico, and the term "U.S. dollar" refers to the legal currency of the United States.

This exhibit contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described under “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 2, 2026 (our "2025 Annual Report").

Our consolidated financial statements and interim condensed consolidated financial statements are presented in thousands of Mexican pesos, except as otherwise specified.

Overview

We are pioneers and leaders of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by our sales and store growth rates.

Our business model is simple yet disruptive: we offer a limited assortment of products that cover the daily grocery needs of our clients. We price our products to offer what is generally market-leading value for money: the lowest sustainable price in the market for a given quality. Our stores also offer convenience, since they are generally located within central neighborhoods that allow for daily visits and minimize transportation needs for our customers. Our customers visit us on average three to four times per week to fulfill one or two days of groceries.

The Tiendas 3B product range consists of approximately 850 to 900 SKUs of branded and private label products, plus an assortment of spot products.

•
Branded products are well-known national and international brand-label goods that we offer at the lowest sustainable price in the market to attract customers and drive traffic. For 2025 and the three months ended March 31, 2026, branded products represented 35.9% and 33.3% of our sales, respectively.
•
Private label products are products that we have developed ourselves and which we believe are of comparable or better quality than the equivalent branded alternative offered at our stores. For 2025 and the three months ended March 31, 2026, private label products represented 58.2% and 60.7% of our sales, respectively.
•
Spot products are quality food and non-food products that we offer in addition to our regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average. For 2025 and the three months ended March 31, 2026, our spot products represented 5.7% and 5.9% of our sales, respectively.

The following analysis and discussion of our financial condition and results of operations as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 should be read in conjunction with our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, included in our 2025 Annual Report, our unaudited interim condensed consolidated financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, included as Exhibit 99.1 to this report on Form 6-K, and the information set forth under “Presentation of Financial and Other Information” in our 2025 Annual Report. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess our performance.

Principal Factors Affecting our Results of Operations and Material Trends

Overall economic trends. The overall economic environment and related changes in consumer behavior have a significant impact on our business. Given we focus on consumer staples, shifts in economic conditions may increase or decrease customer spending at our stores. While improvements in economic conditions generally lead to increased spending, our business model naturally hedges against downturns as consumers seek affordability during economically challenging times. When economic conditions improve, we tend to retain these captured customers as they appreciate our focus not only on price but also on quality. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, inflation, business conditions, the availability of credit, interest rates, flow of remittances from abroad, tax rates and fuel and energy costs.

Product mix, consumer preferences and demand. Our ability to continue appealing to existing customers and attract new ones depends on our capacity to originate, develop, and offer a compelling product assortment of private labels and branded products that is aligned to customer preferences. Although most of our products are staples, misjudging the market for our products may result in excess inventories or lower sales, impacting our sales growth and profitability.

Materialization of infrastructure investment to support growth. Our historical operating results reflect the impact of our ongoing investments to support our growth, including store expansion investments as well as in our proprietary warehouse and distribution network. We have made significant investments in our business that we believe have laid the foundation for continued profitable growth. We believe that strengthening our management team and enhancing our information systems, including our regional management, will enable us to support our continued growth and allow scaling our profitable business model.

Effective sourcing and distribution of products. Our sales and gross profit are affected by our ability to purchase the products we sell in sufficient quantities at competitive prices. We believe our suppliers have adequate capacity to meet our current and anticipated demand, in part because we collaborate and coordinate closely with them on the development of our private label products. However, our suppliers’ ability to timely manufacture and deliver the products may be subject to various factors, including, among others, changes to the prices and flow of goods and ingredients, logistics disruptions, availability and cost of raw materials and labor disruptions. Any disruption in our supply chain could adversely affect our sales and profitability, including due to an inability to procure and stock sufficient quantities of merchandise to match market demand and our expansion plans resulting in lost sales.

Inflation and deflation trends. Our financial results can be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation, which could lead to a reduction in our sales as well as greater margin pressure if costs cannot be passed on to consumers. To date, changes in general inflation have not materially impacted our business. In response to increasing general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors, changing our product mix and increasing our pricing when necessary.

Natural disasters and unusual weather conditions (whether or not caused by climate change). The occurrence of one or more natural disasters, such as hurricanes, fires, floods, tornadoes, earthquakes or unusual weather conditions. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries or provide other support functions to our stores and through lost sales. These events also could affect consumer shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, new store or distribution center opening delays, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business and disruption of our utility services or information systems. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage by us or in the market more generally. In the past, hurricanes impacting the coast of the state of Guerrero caused extensive damage and temporary store closures and a reassessment of our growth plan in that region.

Components of Our Results of Operations

The following is a summary of the principal line items comprising consolidated statements of profit or loss.

Revenue from Sales of Merchandise

Revenue from sales of merchandise represents the sale of products to customers net of returns made by customers. Additionally, revenue from sales of merchandise includes net revenues earned from service fees and commissions collected from clients that make payments to third parties at our stores such as cell-phone providers and utilities.

Sales of Recyclables

Sales of recyclables includes sales of ancillary materials used in our day-to-day operations, such as cardboard and stretch film, net of costs of delivery of these products based on established contractual terms and conditions.

Cost of Sales

Cost of sales represents the cost of merchandise that is sold at our stores, including logistics costs incurred in bringing each product to the final point of sale and warehousing costs, as well as depreciation of properties, furniture, equipment and leasehold improvements, right-of-use assets and shrinkage.

Gross Profit

Gross profit is equal to revenue from sales of merchandise and sales of recyclables net of cost of sales.

Sales Expenses

Sales expenses generally consist of expenses relating to our stores and the operation of our stores, including wages and salaries of store employees, depreciation of properties, furniture, equipment and leasehold improvements and right-of-use assets, amortization of intangible assets, energy expenses, social security contributions relating to store employees, maintenance and conservation expenses and cash-in-transit services.

Administrative Expenses

Administrative expenses generally consist of expenses relating to headquarters, regional offices and the back office, including wages and salaries of administrative employees, depreciation, and amortization, energy, social security contributions of administrative employees, payments relating to options granted under our share-based compensation plan, administrative services, advertising expenses, corporate services, maintenance and conservation expenses and professional fees.

Other Income—Net

Other income includes a variety of income streams, including revenues from asset disposals, reimbursement of costs, and insurance proceeds, among others.

Operating Profit

Operating profit is equal to gross profit net of sales expenses, administrative expenses, plus other income—net.

Financial Income

Financial income is comprised of interest generated on accounts or investments held by us.

Financial Costs

Financial costs are comprised principally of interest on lease liabilities, promissory notes, convertible notes and the financing of transportation and store equipment, including through reverse factoring arrangements we have entered into with Santander and HSBC.

Exchange Rate Fluctuation

Foreign currency transactions are translated to the functional currency using the exchange rates in effect on the transactions dates. Gains and losses on exchange fluctuations resulting from such transactions and for conversion at the exchange rates at the end of the year of monetary assets and liabilities denominated in foreign currency are recognized as exchange rate fluctuation gain or loss. After our IPO, we keep U.S. dollars deriving from the IPO proceeds on our balance sheet, which contributes to our exposure to exchange rate fluctuations.

Results of Operations

For the Three Months Ended March 31, 2026 compared to the Three Months Ended March 31, 2025

The following table presents data derived from our interim condensed consolidated statement of comprehensive income for the periods indicated:

	For the Three-Month Periods Ended March 31,				Variation (%)
	2026		2025
	(thousands of Ps.)
Sales of merchandise	Ps.	22,828,010	Ps.	17,105,497	33.5%
Sales of recyclables		32,336		26,291	23.0%
Total revenue		22,860,346		17,131,788	33.4%
Cost of sales		(19,156,344)		(14,388,253)	33.1%
Gross profit		3,704,002		2,743,535	35.0%
Sales expenses		(2,364,285)		(1,763,113)	34.1%
Administrative expenses		(1,379,176)		(705,586)	95.5%
Other income – Net		21,029		22,579	(6.9)%
Operating (loss) profit		(18,430)		297,415	(106.2)%
Financial income		36,084		37,779	(4.5)%
Financial costs		(457,303)		(318,467)	43.6%
Exchange rate fluctuation		16,356		8,815	85.5%
Financial costs – Net		(404,863)		(271,873)	48.9%
(Loss) profit before income tax		(423,293)		25,542	(1,757.2)%
Income tax expense		(134,966)		(112,521)	19.9%
Consolidated net loss for the period	Ps.	(558,259)	Ps.	(86,979)	541.8%

Revenue from Sales of Merchandise

Revenue from sales of merchandise increased 33.5% to Ps.22,828,010 thousand for the three-month period ended March 31, 2026 from Ps.17,105,497 thousand for the three-month period ended March 31, 2025. Most of this increase was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 580 net new stores opened since March 31, 2025. During the three-month period ended March 31, 2026 we experienced an 18.0% increase in the number of transactions, to 223 million transactions as compared to 189 million in the three-month period ended March 31, 2025. We also saw an increase in average ticket, from Ps.90.3 for the three months ended March 31, 2025 to Ps.102.6 for the three months ended March 31, 2026, an increase of 13.6%, mostly driven by an increase in items per ticket. Same Store Sales for the three-month period ended March 31, 2026 increased by 16.0%.

Sales of Recyclables

Sales of recyclables increased 23.0% to Ps.32,336 thousand for the three-month period ended March 31, 2026 from Ps.26,291 thousand for the three-month period ended March 31, 2025. The increase was mainly driven by an increase in sales, partially offset by a decrease in the cardboard price per ton.

Cost of Sales

Cost of sales increased 33.1% to Ps.19,156,344 thousand for the three-month period ended March 31, 2026 from Ps. 14,388,253 thousand for the three-month period ended March 31, 2025. The increase was attributable mainly to the increase in sales in existing stores and new stores. Our cost of sales as a percentage of total revenue was 83.8% and 84.0% for the three-month periods ended March 31, 2026 and 2025, respectively.

Gross Profit

Gross profit increased 35.0% to Ps.3,704,002 thousand for the three-month period ended March 31, 2026 from Ps.2,743,535 thousand for the three-month period ended March 31, 2025, and our gross profit margin, calculated as gross profit as a percentage of total revenue, was 16.2% and 16.0% for the three-month periods ended March 31, 2026 and 2025, respectively.

Sales Expenses

Sales expenses increased 34.1% to Ps.2,364,285 thousand for the three-month period ended March 31, 2026 from Ps.1,763,113 thousand for the three-month period ended March 31, 2025. Our sales expenses as a percentage of total revenue was 10.3% for the three-month periods ended March 31, 2026 and 2025. The increase in sales expenses was largely derived from the opening of new stores and an increase in headcount required to operate them.

Administrative Expenses

Administrative expenses increased 95.5% to Ps.1,379,176 thousand for the three-month period ended March 31, 2026 from Ps.705,586 thousand for the three-month period ended March 31, 2025. Our administrative expenses, as a percentage of total revenue, were 6.0% and 4.1% for the three-month periods ended March 31, 2026 and 2025, respectively. The increase in administrative expenses was principally due to (i) higher non-cash share-based payment expense, including the recognition of the Liquidity Event Share Plan adopted in February 2024 and granted by the Board of Directors in June 2025, subject to a quarterly vesting schedule, (ii) the hiring of additional headquarters personnel to support growth, and (iii) the expansion of regional operations as we opened new regions. Expenses recognized in respect of grants under our share-based compensation plan during the three-month periods ended March 31, 2026 and 2025 were Ps.721,505 thousand and Ps.213,290 thousand, respectively.

Other Income-Net

Other income-net for the three-month period ended March 31, 2026 was Ps.21,029 thousand, as compared to other income-net of Ps.22,579 thousand for the three-month period ended March 31, 2025. As a percentage of total revenue, other income-net remained flat at 0.1% for the three-month periods ended March 31, 2026 and 2025.

Operating (Loss) Profit

Operating loss was Ps.18,430 thousand for the three-month period ended March 31, 2026, compared to operating profit of Ps.297,415 thousand for the three-month period ended March 31, 2025, representing (0.1%) and 1.7% of total revenue for the three-month periods ended March 31, 2026 and 2025, respectively. The operating loss in 2026 was primarily driven by an increase in share-based payment expense recognition during the three-months period ended March 31, 2026. In addition, operating results for the period were impacted by strategic investments in new regions and initiatives aimed at strengthening the Company’s talent pool.

Financial Income

Financial income decreased 4.5% to Ps.36,084 thousand for the three-month period ended March 31, 2026 from Ps.37,779 thousand for the three-month period ended March 31, 2025. The decrease was primarily due to lower interest rates on the investments held by the Company.

Financial Costs

Financial costs increased 43.6% to Ps.457,303 thousand for the three-month period ended March 31, 2026 from Ps.318,467 thousand for the three-month period ended March 31, 2025. This increase was primarily driven by an increase in interest payment on leases to Ps.427,632 thousand for the three-month period ended March 31, 2026 from Ps.305,439 thousand for the three-month period ended March 31, 2025 in connection with incremental lease agreements for our expanding store base.

Exchange Rate Fluctuation

Exchange rate fluctuation gain increased to Ps.16,356 thousand for the three-month period ended March 31, 2026, from Ps.8,815 thousand for the three-month period ended March 31, 2025. The increase was driven by an increase in our foreign exchange monetary position for the three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025. This increase was partially offset by the appreciation of the Mexican peso against the U.S. dollar. Given our net exposure to U.S. dollar-denominated financial assets, primarily short-term bank deposits of the proceeds from our IPO, we recognized a gain upon translating the U.S. dollar value of those assets into Mexican pesos. See Note 15 to our interim condensed consolidated financial statements as of March 31, 2026 for further information.

Financial Costs-Net

Financial costs-net increased 48.9% to Ps.404,863 thousand for the three-month period ended March 31, 2026 from Ps.271,873 thousand for the three-month period ended March 31, 2025.

(Loss) Profit Before Income Tax

For the reasons described above, loss before income tax was Ps.423,293 thousand for the three-month period ended March 31, 2026 as compared to a profit before income tax of Ps.25,542 thousand for the three-month period ended March 31, 2025.

Income Tax Expense

Income tax expense increased 19.9% to Ps.134,966 thousand for the three-month period ended March 31, 2026 from Ps.112,521 thousand for the three-month period ended March 31, 2025. This change was primarily driven by an increase in taxable income.

Net (Loss) Profit for the Period

For the reasons described above, net loss was Ps.558,259 thousand for the three-month period ended March 31, 2026 as compared to a net loss of Ps.86,979 thousand for the three-month period ended March 31, 2025.

Liquidity and Capital Resources

Overview

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing.

As a result of our inventory and account payables management strategy, we generally rely on our positive cash flow dynamics as a source of financing for our operations and expansion. We have historically benefited from our working capital dynamic driven from our favorable payable terms relative to the high rotation of our inventory and minimal receivable balances, as most of our sales from merchandise are received in cash at the time of sale. As a result, we can generate a significant amount of negative working capital from such timing differences. Our working capital, calculated as current assets minus current liabilities, was negative as of March 31, 2026 and 2025, in the amounts of Ps.6,365,299 thousand and Ps.3,046,496 thousand, respectively. As of March 31, 2026 and 2025, our total current assets amounted to Ps.9,699,768 thousand and Ps.8,714,762 thousand, respectively.

We have also used certain amounts of short-term and long-term debt with third parties to supplement our cash flows. As of March 31, 2026 and 2025, our long-term debt with third parties consisted of Ps.207,706 thousand and Ps.128,238 thousand, respectively.

We have entered into a supplier finance arrangement with Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander”) pursuant to which a participating supplier receives the original invoice amount discounted at an agreed rate, and we pay Santander the original amount of the invoice by the earlier of: (x) the date Santander pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from Santander. The aggregate limit of amounts that may be invoiced under this supplier finance arrangement is Ps.800,000 thousand. Together with the revolving credit facility line described below (for an aggregate principal amount of Ps.426,000 thousand), the aggregate principal amount financeable under the Santander arrangements is Ps.1,226,000 thousand. Pursuant to the terms of this arrangement, we have created a trust that is meant to be an alternative source of payment in the case of a payment default. Cash flows from 419 stores are deposited in a bi-weekly minimum aggregate amount of Ps.300,000 thousand in the trust account as a pass-through and released to our treasury on a daily basis, as long as no payment default occurs. This trust also serves as an alternative source of payment for a revolving credit facility line we entered into with Santander for an aggregate principal amount of Ps.426,000 thousand. See Note 10 to our interim condensed consolidated financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, included as Exhibit 99.1 to this report on Form 6-K, for more information about this arrangement.

We and HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (“HSBC”) have entered into a supplier finance arrangement (the “HSBC Supplier Finance Agreement”) and a revolving credit facility (the “HSBC Credit Line,” and together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). Effective September 17, 2025, the aggregate principal amount financeable under the HSBC Agreement is Ps.1,100,000 thousand. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and we will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier selects the invoices to be discounted in accordance with the terms of this program. Once paid, such invoices are novated and the liability of the Company therefor is extinguished. Invoices that are not discounted with HSBC are payable to the supplier at the original maturity date. There are no commissions or interest payable to HSBC when invoices are discounted. In addition, under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends. Additionally, pursuant to the terms of the HSBC Agreement, we have created a trust that is meant to be an alternative source of payment in the case of a payment default, and into which Ps.880,000 thousand of cash flows must be deposited (as a pass-through) on the trust each month. However, the deposits are released daily to us so long as no payment default occurs.

We also maintain a syndicated loan facility which we entered into on September 10, 2025, which provides for credit in an aggregate principal amount of Ps.1,065,000 thousand, for potential long-term financing needs, with no amounts drawn as of the date of this current report.

We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents and the liquidity provided from other sources of funds will be sufficient to meet our anticipated cash needs for at least the next 12 months, considering our expected organic growth. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described under “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report. In addition, the impact of elevated interest rates has adversely affected the cost of borrowing, hedging activities and access to capital in general, which could limit our ability to obtain financing or hedges in a timely manner, on acceptable terms or at all.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Three Months Ended March 31,
	2026		2025
	(thousands of Ps.)
Net cash flows provided by operating activities	Ps.	1,960,664	Ps.	1,194,848
Net cash flows used in investing activities		(683,204)		(510,429)
Net cash flows used in financing activities		(1,362,452)		(565,514)
(Decrease) increase in cash and cash equivalents		(84,992)		118,905
Effect of foreign exchange movements on cash balances		1,263		1,234
Net (decrease) increase in cash and cash equivalents	Ps.	(83,729)	Ps.	120,139

Net Cash Provided by Operating Activities

Net cash provided by operating activities was Ps.1,960,664 thousand and Ps.1,194,848 thousand for the three-month periods ended March 31, 2026 and 2025, respectively. Net cash provided by operating activities for the three-month period ended March 31, 2026 increased by Ps.765,816 thousand as compared to the three-month period ended March 31, 2025. This increase was primarily due to our favorable payable terms on inventory, which led to an increase in suppliers and other current liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities generally consists of expenses and capital expenditures to expand our number of stores and distribution centers, investments in our supply chain, including purchase and sale of property and equipment, and maintenance of existing stores. We expect to continue to use cash to make expenditures to open new stores, renovate existing stores and distribution centers, acquire store equipment and transportation equipment and invest in software.

Net cash used in investing activities was Ps.683,204 thousand and Ps.510,429 thousand for the three-month periods ended March 31, 2026 and 2025, respectively.

Net cash used in investing activities increased by Ps.172,775 thousand for the three-month period ended March 31, 2026 as compared to the three-month period ended March 31, 2025, mainly due to an increase in leasehold improvements and the expansion of our pipeline of stores and distribution centers during the three-month period ended March 31, 2026, which led to higher purchases of property and equipment and cold room installations.

Net Cash Used in Financing Activities

Net cash used in financing activities generally consists of transactions related to our short-term and long-term debt and financing obligations. Transactions with non-controlling interest shareholders, if any, would also be classified as cash flows from financing activities.

Net cash used in financing activities was Ps.1,362,452 thousand for the three-month period ended March 31, 2026, compared to net cash used in financing activities of Ps.565,514 thousand for the three-month period ended March 31, 2025.

Net cash used in financing activities increased by Ps.796,938 thousand for the three-month period ended March 31, 2026 as compared to net cash used in financing activities for the three-month period ended March 31, 2025, mainly driven by an increase in payments under our credit lines with Santander and HSBC and higher interest payments on leases.

Capital Expenditures

We make, and expect to continue to make, capital expenditures for store openings, renovation of existing stores and distribution centers, acquisitions of store equipment and transportation equipment, including as right-of-use assets, and investments in software.

For the year ending December 31, 2026, we have budgeted capital expenditures of approximately Ps.5,250,000 thousand, including approximately Ps.3,555,000 thousand for opening new stores and approximately Ps.490,000 thousand for opening four new distribution centers, which have been and will be funded through our operating activities. Out of that annual budget, we deployed Ps.1,089,705 thousand, or approximately 21% of the total, of which Ps.706,574 thousand was funded through cash for investing activities for the purchase of property, furniture, equipment and leasehold improvements, during the three months ended March 31, 2026. This compares to a deployment of Ps.736,305 thousand for the three months ended March 31, 2025, of which Ps.541,253 thousand was funded through cash for investing activities for the purchase of property, furniture, equipment and leasehold improvements. Our cash for investing activities for the purchase of property, furniture, equipment and leasehold improvements represented 3.1% and 3.2% of our total revenue for the three-month periods ended March 31, 2026 and 2025, respectively.

We expect to fund our capital expenditures program with a combination of cash flows from operations and additional financing. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such or any future capital expenditures.

Indebtedness

We have historically incurred limited amounts of third-party financing for our operations, including supplier financing lines, financial leases of transportation, certain store equipment and a credit facility, which has not been drawn down as of the date hereof.